                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              CENTRAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   152418 10 9
                            ------------------------
                                 (CUSIP Number)

                                 JOHN D. DOHERTY
                              CENTRAL BANCORP, INC.
                               399 HIGHLAND AVENUE
                         SOMERVILLE, MASSACHUSETTS 02144
                                 (617) 628-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 16, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box. /__/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                Page 1 of 8 pages

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CUSIP NO. 152418 10 9                 13D                      PAGE 2 OF 8 PAGES
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1    NAMES OF REPORTING PERSONS:
     JOHN D. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                               ___
                                                       (a)    /__/

                                                       (b)    /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     PF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         ___
     PURSUANT TO ITEMS 2(d) or 2(e)                             /__/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER            128,869
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER           14,633
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER       128,869

                        --------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER      14,633

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      143,502

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
      ___
     /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

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CUSIP NO. 152418 10 9                 13D                      PAGE 3 OF 8 PAGES
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--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                               ___
                                                       (a)    /__/

                                                       (b)    /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         ___
     PURSUANT TO ITEMS 2(d) or 2(e)                             /__/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER            73,301
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER               0
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER       73,301

                        --------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER          0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,301

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
      ___
     /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.61%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------


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CUSIP NO. 152418 10 9                 13D                      PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                               ___
                                                       (a)    /__/

                                                       (b)    /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         ___
     PURSUANT TO ITEMS 2(d) or 2(e)                             /__/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER             0
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER           69,375
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER        0

                        --------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER      69,375

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      69,375

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
      ___
     /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock") of Central Bancorp, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) The names of the persons filing this statement are John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P., a Delaware limited partnership (the "FLP"). The FLP, John Doherty and Joseph Doherty are collectively, the "Reporting Persons" herein.

         (b) The business address of each of the Reporting Persons is 399 Highland Avenue, Somerville, Massachusetts 02144.

         (c) John D. Doherty's principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer. Joseph R. Doherty's principal occupation is Chairman of the Board of the Issuer's wholly owned subsidiary, Central Co-operative Bank..

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)  John D. and Joseph R. Doherty are citizens of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Joseph R. Doherty has acquired 64,601 shares with $1,172,806 of his own funds. 60,675 of such shares have been transferred to the FLP of which Joseph R. Doherty is the general partner. In addition, the FLP has purchased 8,700 shares with $298,039 of its own funds. John D. Doherty has acquired 65,537 shares with $54,079 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due June 11, 2007 which has been reduced in principal amount to $1,062,360. In addition, John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty and has 14,633 shares allocated to his account in the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP") for which he was not required to pay monetary consideration.

ITEM 4.       PURPOSE OF TRANSACTION

         The Reporting Persons specifically disclaim that they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control

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of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

         The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases. For estate planning purposes, Joseph R. Doherty intends to transfer shares owned by him to the FLP and may make INTER VIVOS transfers of shares and limited partnership interests in the FLP to John D. Doherty. John D. Doherty may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the 1999 Option Plan.

         Because John D. and Joseph R. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be "acting in concert" for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, have filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty's individual ownership to up to 20% of the Issuer's outstanding stock. Because the FLP is presumed to be acting in concert with Joseph R. Doherty as its general partner, the FLP has filed and received clearance of a Notice of Change in Bank Control provided that its ownership does not cause the aggregate ownership of the Dohertys to exceed 20%. The Federal Reserve Board has also determined that the FLP is a "qualified family partnership" for purposes of the Bank Holding Company Act of 1956.

         Except as provided above or except in their official capacities as directors and executive officers of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer's business or corporate structure; (g) any material change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) John D. Doherty beneficially owns 143,502 shares of the Common Stock representing 9.03% of the shares of Common Stock outstanding. Joseph R. Doherty beneficially owns 73,301 shares of the Common Stock representing 4.61% of the shares of Common Stock outstanding. Included in such amount are 69,375 shares of the Common Stock, representing 4.37% of the shares of Common Stock outstanding, beneficially owned by the FLP. As general partner of the FLP, Joseph R. Doherty may be deemed to have voting and dispositive power over the shares held by the FLP.

         (b) John D. Doherty has sole voting and dispositive power over 128,869 shares of the Common Stock and has shared voting and dispositive power over 14,633 shares allocated to his account in the ESOP. Joseph R. Doherty has sole voting and dispositive power over 3,926 shares of Common Stock and as sole general partner of the FLP, Joseph R. Doherty has sole voting and dispositive power over 69,375 shares of the Common Stock held by the FLP.

         (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

                              DATE OF THE       AMOUNT OF       PRICE          NATURE OF
NAME                          TRANSACTION        SHARES       PER SHARE       TRANSACTION
----                          -----------        ------       ---------       -----------

Joseph R. Doherty               12/16/04         3,926         $29.95     Privately negotiated purchase


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Joint Filing Agreement, filed as Exhibit 2 hereto, the Demand Promissory Note from John D. Doherty to Joseph R. Doherty, filed as
Exhibit 3 hereto and the Joseph R. Doherty Family Limited Partnership Agreement, filed as Exhibit 4 hereto or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Statement on Schedule 13D:

    EXHIBIT NO.
    -----------

         1    Letter, dated February 22, 2002, from Richard Lashley to John D.
              Doherty, Joseph R. Doherty, and the Joseph R. Doherty Family
              Limited Partnership, L.P.*
         2    Joint Filing Agreement among the Reporting Persons *
         3    Demand Promissory Note
         4    Joseph R. Doherty Family Limited Partnership Agreement *
------------------
*   Previously filed.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 27, 2004                     /s/ John D. Doherty
                                            ---------------------------------
                                            John D. Doherty



Date: December 27, 2004                     /s/ Joseph R. Doherty
                                            ---------------------------------
                                            Joseph R. Doherty




Date: December 27, 2004                     Joseph R. Doherty Family Limited
                                            Partnership, L.P.

                                        By: /s/ Joseph R. Doherty
                                            ---------------------------------
                                            Joseph R. Doherty
                                            General Partner